QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 13)

PLACER DOME INC.

(Name of Subject Company)

PLACER DOME INC.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

725906101

(CUSIP Number of Class of Securities)

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Clay Horner, Esq. Douglas Bryce, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place, 61st Floor Toronto, Ontario, Canada, M5X 1B8 (416) 362-2111	Robert E. Spatt, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 13 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Placer Dome Inc. ("Placer Dome" or the "Company") with the Securities and Exchange Commission (the "Commission") on November 23, 2005 (as amended, the "Statement") relating to an offer dated November 10, 2005, as extended on December 15, 2005 and as amended and varied on January 4, 2006, by Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario ("Barrick"), to purchase all of the outstanding common shares (the "Common Shares") of Placer Dome (including those that are subject to CHESS Depositary Interests and International Depositary Receipts), together with the associated rights issued under Placer Dome's Rights Plan, dated as of February 26, 2004, between Placer Dome and CIBC Mellon Trust Company, as rights agent. This Amendment No. 13 is being filed by Placer Dome in connection with the revised offer of Barrick (the "Revised Barrick Offer") which was made on January 4, 2006 pursuant to the terms and conditions of the Support Agreement dated December 22, 2005 between Placer Dome and Barrick. In connection with the Revised Barrick Offer, Placer Dome's board of directors has prepared a notice of change dated January 4, 2006 (the "Notice of Change") to the initial Directors' Circular dated November 23, 2005 pursuant to applicable securities laws in Canada. The Notice of Change, which will be mailed to Placer Dome shareholders, is filed as Exhibit (a)(26) to this Statement and is incorporated herein by reference in its entirety.

        Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 1.    Subject Company Information.

        Item 1(b) is hereby amended by deleting the last sentence thereof in its entirety and inserting in lieu thereof the following:

        As of the same date, the Company also had US$230 million in convertible debentures outstanding, convertible into 10,991,631 Common Shares, none of which were in a position to be converted, and 13,384,646 outstanding share options convertible into 13,384,646 Common Shares, of which 8,938,032 had vested.

Item 2.    Identity and Background of Filing Person.

        Item 2 is hereby amended and supplemented by adding the following at the end thereof:

        On December 22, 2005, Placer Dome and Barrick entered into the Support Agreement, which sets out the terms and conditions upon which Barrick agreed to make the Revised Barrick Offer. The Revised Barrick Offer is described in an amendment to Barrick's Tender Offer Statement on Schedule TO and a related Notice of Variation and Extension dated January 4, 2006 (the "Notice of Variation"), which were filed with the Commission on January 5, 2006. Subject to the terms and conditions set forth in the Notice of Variation, Barrick has offered to purchase all of the outstanding Common Shares for consideration per share of, at the election of each holder of the Common Shares: (i) $22.50 in cash, or (ii) 0.8269 of a Barrick Share plus $0.05 in cash, subject to a maximum cash consideration of US$1,343,630,601 and a maximum share consideration of 333,183,451 Barrick Shares, and subject to certain adjustments for pro ration.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Item 3 is amended and supplemented by the following:

        The information set forth in the Notice of Change under the headings "Agreements Relating to the Revised Barrick Offer", "Information for Holders of Placer Dome Options", "Ownership of Securities of Placer Dome", "Arrangements between Placer Dome and its Directors and Senior Officers" and "Arrangements between Barrick, Placer Dome and the Directors and Senior Officers of Placer Dome" is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

        Items 4 (a), (b), and (c) are amended and supplemented by the following:

        (a)   Solicitation/Recommendation.

        The information set forth in the Notice of Change under the headings "Questions and Answers about the Revised Offer from Barrick Gold Corporation — Should I accept the Revised Barrick Offer?", "Summary — Unanimous Recommendation of the Board of Directors", "Unanimous Recommendation of the Board", "Analysis and Reasons for the Board's Conclusion and Recommendation" and "Background to the Revised Barrick Offer and Response of Placer Dome" is incorporated herein by reference.

        (b)   Reasons; Background of the Transaction.

        The information set forth in the Notice of Change under the headings "Questions and Answers about the Revised Offer from Barrick Gold Corporation — Why does the Board believe that the Revised Barrick Offer should be accepted?", "Summary — Reasons for Acceptance", "Analysis and Reasons for the Board's Conclusion and Recommendation", "Background to the Revised Barrick Offer and Response of Placer Dome", "Opinions of the Financial Advisors" and "Agreements Relating to the Revised Barrick Offer" is incorporated herein by reference.

        (c)   Intent to Tender.

        Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, each director (other than Mr. Alan McFarland), executive officer, affiliate and subsidiary who or which is the record or beneficial owner of Common Shares presently intends to tender such Common Shares in the Revised Barrick Offer. The information set forth in the Notice of Change under the heading "Summary — Acceptance of the Revised Barrick Offer by Directors and Senior Officers" and "Intentions of Directors and Senior Officers" is incorporated herein by reference.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Item 5 is amended and supplemented by the following:

        The information set forth in the Notice of Change under the headings "Background to the Revised Barrick Offer and Response of Placer Dome" and "Opinions of the Financial Advisors" is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company.

        Item 6 is amended and supplemented by the following:

        The information set forth in the Notice of Change under the headings "Trading in Securities of Placer Dome" and "Issuances of Securities of Placer Dome to the Directors and Senior Officers of Placer Dome" is incorporated herein by reference.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Item 7 is amended and supplemented by the following:

        The information set forth in the Notice of Change under the headings "Notice of Change to Directors' Circular", "Background to the Revised Barrick Offer and Response of Placer Dome", "Agreements Relating to the Revised Barrick Offer" and "Alternatives to the Revised Barrick Offer" is incorporated herein by reference.

Item 8.    Additional Information.

        Item 8 is amended and supplemented by the following:

        The information set forth in the Notice of Change under the headings "Currency Exchange Rate Information", "Recent Developments", "Opinions of the Financial Advisors", "Shareholder Rights Plan", "Regulatory Matters", "Other Information", "Material Changes", "Statutory Rights", "Schedule B — Opinion of CIBC World Markets Inc.", "Schedule C — Opinion of Goldman, Sachs & Co." and "Schedule D — Opinion of Morgan Stanley & Co. Incorporated" is incorporated herein by reference.

Item 9.    Exhibits.

        Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(26)	Notice of Change to Directors' Circular, dated January 4, 2006

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2006	PLACER DOME INC.
	By:	/s/ Geoffrey P. Gold
Name: Geoffrey P. Gold Title: Vice-President, Assistant Secretary and Associate General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(26)	Notice of Change to Directors' Circular, dated January 4, 2006

QuickLinks

SIGNATURE
INDEX TO EXHIBITS